UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 19, 2022
(Commission File No. 1-15024)
Novartis AG
(Name of Registrant)
Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
   Form 20-F:     ☒   Form 40-F:    ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
   Yes    ☐    No    ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
   Yes    ☐    No    ☒
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
   Yes    ☐    No    ☒
Exhibits:
99.1 Financial Report Q2 2022
99.2 Interim Financial Report
101 Interactive Data
104 Cover Page Interactive Data File (embedded within the Inline XBRL document and included in Exhibit 101).
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novartis AG
Date: July 19, 2022
By:
/s/ PAUL PENEPENT
Name:
Paul Penepent
Title:
Head Group Financial Reporting and Accounting